Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Managers
Philadelphia Energy Solutions LLC:

We consent to the use of our report dated February 13, 2015, with respect to the consolidated balance sheets of Philadelphia Energy Solutions LLC as of December 31, 2013 (Successor) and 2012 (Successor), and the related consolidated statements of operations and comprehensive income (loss), members’ equity, and cash flows for the year ended December 31, 2013 (Successor) and the period from September 8, 2012 to December 31, 2012 (Successor) and the consolidated statements of operations and comprehensive income (loss), parent company net investment, and cash flows for the period from January 1, 2012 to September 7, 2012 (Predecessor) and the year ended December 31, 2011 (Predecessor), included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, PA
February 17, 2015